Exhibit 99.5

Management’s Discussion and Analysis

This discussion and analysis of financial position and results of operations is prepared as at April 27, 2008 and should be read in conjunction with the unaudited financial statements of Hawthorne Gold Corp. (the “Company”), for the three months ended February 29, 2008, where necessary. Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All dollar figures included therein and in the following management discussion and analysis (“MD&A”) are quoted in Canadian dollars. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Overview

The Company is engaged in the exploration and development of mineral properties in British Columbia, Canada. The Company is currently listed on the TSX Venture Exchange under the symbol “HGC” and on the German exchanges under the symbol WKN A0M55U.

On April 15, 2008, the Company completed the statutory plan of arrangement (the “Arrangement”) pursuant to which, among other things, the Company acquired all of the outstanding common shares (the “Shareholders”) and debentures (the “Debentureholders”) of Cusac Gold Mines Ltd. (“Cusac”) as more particularly described in the Cusac Information Circular dated February 13, 2008. Cusac became a wholly owned subsidiary of the Company. Under the terms of the Arrangement, Shareholders of Cusac received one (1) common share of the Company in exchange for each nineteen (19) Cusac common shares. In addition, for each two (2) dollars of principal and interest owed to each Cusac Debentureholder, the Company issued one (1) common share. The Company issued approximately 6.05 million common shares to Cusac Shareholders and Debentureholders. Cusac stock options and warrants were also assumed by the Company, using the effective nineteen (19) to one (1) ratio.

Mineral Property Interests

Hawthorne currently has three significant gold projects located in British Columbia, Canada. Michael Redfearn, P.Eng., the Company’s Vice President of Operations and a qualified person as defined by National Instrument (“NI”) 43-101, has reviewed and approved the technical information contained in this MD&A.

Frasergold, British Columbia

The optioned Frasergold property is located in the historic Quesnel Trough area of central British Columbia and has a long history of continued exploration since the 1970’s. Hawthorne’s exploration program ended in December 2007 and included surface and underground geological mapping, a property wide airborne geophysics program, eleven 200 kilogram bulk samples, 3,600 meters of confirmatory and exploratory diamond drilling, 211 underground channel samples and the initial phases of an environmental baseline study. The results of the 2007 work program confirms previous work on the property and the potential for a large scale large tonnage open pit scenario. The full extent of the mineralized zones remains to be tested along strike and at depth and the Company plans extensive definition drilling for 2008.

Table Mountain, British Columbia

The wholly-owned Table Mountain gold mine is a high-grade, underground mining operation located in northern British Columbia. The historic Cassiar Gold Belt is a 23 kilometre long greenstone hosted quartz carbonate formation that stretches from Mount McDame in the north to Juniper Mountain in the

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Management’s Discussion and Analysis

southeast. The historic mining operations and McDame River have produced just over 500,000 ounces of gold from various mills and placer operations.

Numerous small mines processed high-grade ore starting in 1934. This was followed in 1978 by larger-scale underground mining and processing, first as the Erickson gold mine, then the Cusac gold mine. During this period, mine operators opened 13 portals to access Table Mountain’s widespread gold mineralization. The operation and support facilities at the Table Mountain gold mine, which shut down in October 2007, consist of a 300-ton-per-day, gravity flotation mill, power plant, assay laboratory and permitted tailings pond.

Gold mineralization at Table Mountain is hosted in a greenstone quartz carbonate gold system that is typical of some of Canada’s largest gold camps, including Timmins, Kirkland Lake and Val d’Or. Hawthorne plans to undertake a geological reconnaissance program in 2008 in anticipation of commencement of gold production in 2009.

Taurus, British Columbia

The Taurus project is a large-tonnage, low-grade gold deposit. It is a former producer and has been explored for approximately 25 years. It is an advanced-stage exploration target that hosts a NI 43-101 inferred resource of 1.04 million ounces of gold. This resource, which was confirmed in a June 2007 technical report, consists of 32.4 million tonnes at an average gold grade of 1.0 g/t using a cut-off grade of 0.5 g/t. (refer to NI 43-101 technical report titled, “Technical Report on the Taurus Project – Liard Mining District, B.C.,” dated May 15, 2007 and prepared by Kevin Palmer and Andrew Ruijter of Wardrop Engineering Incorporated, filed at www.sedar.com on February 13, 2008).

The project comprises mineral claims the Company owns and claims optioned from a third party and includes the wholly-owned Taurus II property, which was drilled over the last two years. This drilling expanded the mineralization with grade intercepts in a range similar to the known resource of 1.0 g/t gold.

A former high-grade, small underground gold mine, the Taurus deposit was actively operated in the early 1950s and again in the early 1980s. The high-grade areas were eventually abandoned and attention turned to a large low-grade mineralized zone, where approximately 370 holes have been drilled. Hawthorne plans to expand the resource with additional drilling and an airborne geophysical survey. The land package consists of a contiguous 56,300-hectare package on the Cassiar Gold Belt

Results of Operations

Results of Operations for the three months ended February 29, 2008 and 2007

Expenses

Total operating expenses were $378,726 for the three months ended February 29, 2008, compared to $44,205 for the comparative three months, for an increase of $334,521. The Company’s expenses increased in all cost categories between the periods as a result of the advancement of Frasergold and the acquisition of Cusac compared the prior three month period when the Company had just commenced operations.

The Company recorded stock based compensation charges of $112,118 for the vesting of stock options granted to directors, officers, employees and consultants of the Company during the current three months, as compared with no such charges in the comparative three months when no stock options were

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Management’s Discussion and Analysis

outstanding. During the three months ended February 29, 2008, the Company incurred $55,469 in rent and office expenses as compared to $12,087 in such expense in the comparative three months when the Company was just commencing operations. During the three months ended February 29, 2008, the Company incurred $108,473 in investor relations expenses in efforts to provide exposure of the Company in the financial community highlighting the acquisition of Cusac and the Frasergold exploration results compared to no such expense in the previous three months when the Company was still private.

Net Loss

The Company recorded a net loss of $339,700 for the three months ended February 29, 2008, compared with a net loss of $4,231 in the prior three months. The net loss for the three months ended February 28, 2007 is net of a future income tax recovery of $38,250 related to the renouncement of the Company’s $150,000 flow through financing completed in July 2007.

Summary of Quarterly Results

	Feb 29	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31
	2008	2007	2007	2007	2007	2006	2006	2006
	$	$	$	$	$	$	$	$
Total revenues	-	-	-	-	-	-	-	-
Net loss	(339,700)	(278,338)	(213,937)	(100,316)	(4,231)	(439)	(207)	(297)
Net loss per share - basic and diluted	(0.02)	(0.03)	(0.02)	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)

The Company’s expenses and net losses have increased quarter over quarter as the Company advanced its business plan of acquiring exploration and development projects. The Company expects its expenses to increase in the coming quarters as it undertakes its aggressive exploration and development plans.

Liquidity

The Company had cash of $2,775,307 at February 29, 2008 from $2,749,637 at November 30, 2007. The Company’s working capital was $2,636,145 as at February 29, 2008, compared to working capital of $2,292,034 as at November 30, 2007. During the recent quarter end, the Company closed a private placement for gross proceeds of $3,000,000.

During the three months ended February 29, 2008, the Company used $2,944,906 of its cash on its mineral properties, including a $1,000,000 cash payment for the Taurus option, as compared to $28,909 during the comparative period.

Capital Resources

Subsequent to the three months ended February 29, 2008, the Company closed a brokered private placement of $12,314,983. The private placement consisted of 3,443,009 units priced at $1.75 per unit for gross proceeds of $6,025,266. Each unit consists of one common share and one-half warrant. Each whole warrant is exercisable for a period of two years from closing to acquire one common share at a price of $2.25 per share. The private placement also consisted of 3,225,496 flow-through common shares priced at $1.95 per share for gross proceeds of $6,289,717. The Company paid a cash commission of $738,898 or 6% of the gross proceeds and issued 400,111 compensation options equal to 6% of the aggregate number of units and flow-through common shares. Each compensation option entitles the holder to purchase one common share at an exercise price of $1.75 per share for a year from the closing of the private placement.

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Management’s Discussion and Analysis

To keep the Company’s mineral claims in good standing, the Company is required to make cash payments and fulfill work program expenditures. During 2007, the Company entered into a capital lease for the purchase of a permanent camp for the Frasergold project with total commitments of $507,078 by May 2010.

Transactions with Related Parties

During the three months ended February 29, 2008, the Company paid rent of $12,000 (2007 - $3,000) to a company with common officers and directors.

Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A.

	Expiry date	Exercise price	Number of Securities	Number Of Shares
Common shares				29,263,868

Share purchase options:	April 25, 2012	$0.60	1,041,700
	July 16, 2009	$1.60	100,000
	July 22, 2012	$1.60	78,000
	October 2, 2009	$1.60	20,000
	October 2, 2012	$1.60	50,000
	October 29, 2012	$2.05	50,000
	February 1, 2010	$2.00	25,000
	September 5, 2009 (*)	$3.04	73,684
	August 25, 2010 (*)	$5.13	5,263
	November 24, 2008 (*)	$4.75	3,684
	May 4, 2009 (*)	$4.18	37,368
	February 21, 2009 (*)	$4.56	52,105	1,536,804
Agent warrants:	April 23, 2009	$0.60	324,625
	April 17, 2009	$1.75	382,434
	April 25, 2009	$1.75	17,677
	November 17, 2008 (*)	$4.37	22,431
Share purchase warrants:	July 12, 2009	$1.75	1,642,188
	June 20, 2009	$2.25	937,500
	April 17, 2010	$2.25	1,721,503
	November 8, 2008 (*)	$6.65	151,868
	November 17, 2008 (*)	$6.65	15,594	5,215,820
				36,016,492

(*) denotes options and warrants assumed under the acquisition of Cusac Gold Mines Ltd.

Cautionary Statement

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance,

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Management’s Discussion and Analysis

and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavourable studies regarding the Company’s Projects, fluctuations in the market valuation for metal prices, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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